

October 13, 2023

Steven Feng
Chief Financial Officer
NIO Inc.
Building 20, 56 Antuo Road
Jiading District, Shanghai 201804
People's Republic of China

> **Re: NIO Inc.**
> **Form 20-F for the Fiscal Year Ended December 31, 2022**
> **Response dated September 1, 2023**
> **File No. 001-38638**

Dear Steven Feng:

We have reviewed your September 1, 2023 response to our comment letter and have the following comment.

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond.

After reviewing your response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our August 24, 2023 letter.

Form 20-F for the Fiscal Year Ended December 31, 2022

Item 16I. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections, page 171

1.   We note your response to comment 1, as well as your response to prior comment 3. Please amend this section of your filing to disclose the partial ownership NIO China by four state-owned enterprises and outlining any ability, either individually or collectively, to influence your operations or the direction of your management and policies, including through the nomination of directors. Please also clarify for us whether Awesome Pilot Limited is affiliated with any government entities. Please further revise to disclose your conclusion as to whether Xiaobei Chen is an official of the CCP and how you considered the material facts underlying this conclusion, including that she is the director designated by a PRC state-owned enterprise and serves as a member of the Chinese Communist Party Committee of a PRC state-owned enterprise. Please further revise to identify this PRC state-owned enterprise, outline XiaoBei Chen's roles and responsibilities within the CCP

committee as well as the enterprise, and disclose whether she is a CCP member.

Please contact Christopher Dunham at 202-551-3783 or Andrew Mew at 202-551-3377 with any other questions.

Sincerely,

Division of Corporation Finance
Disclosure Review Program

cc: Yuting Wu, Esq.